Exhibit 4.23

DESCRIPTION OF SECURITIES

The following is a summary of the material terms and provisions of the securities of NextTrip, Inc. (“us,” “our,” “we” or the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended, and certain provisions of our amended and restated articles of incorporation, as amended (our “Charter”), and amended and restated bylaws, as amended (our “Bylaws”), that are currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Charter and Bylaws, each of which have been previously filed with the Securities and Exchange Commission (“SEC”) and are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.23 is a part, as well as to the applicable provisions of the Nevada Revised Statutes (the “NRS”). We encourage you to read our Charter, Bylaws and the applicable portions of the NRS carefully.

General

Our authorized capital stock consists of 250,000,000 shares, all with a par value of $0.001 per share, of which:

●	240,000,000 shares are designated as common stock; and
●	10,000,000 shares are designated as preferred stock.

Common Stock

Our common stock is listed on the Nasdaq Capital Market under the symbol “NTRP.”

We have one class of common stock. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders and do not have cumulative voting rights in the election of directors. Holders of shares of common stock are entitled to receive on a pro rata basis such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available for that use, subject to any preferential dividend rights of outstanding preferred stock. They are also entitled to share on a pro rata basis in any distribution to our common stockholders upon our liquidation, dissolution or winding up, subject to the prior rights of any outstanding preferred stock. Common stockholders do not have preemptive rights to subscribe to any additional stock issuances by us, and they do not have the right to require the redemption of their shares or the conversion of their shares into any other class of our stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws

Certain provisions of our Charter and Bylaws contain provisions that could have the effect of delaying or discouraging another party from acquiring control of us. These provisions, which are summarized below, are designed to discourage certain types of takeover proposals that are considered coercive or inadequate. These provisions are also intended to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those that may be priced at a premium above the market price of our common stock, because, among other reasons, we may be able to improve the terms of any such proposals by negotiation.

Our Charter and Bylaws include the following provisions:

●	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
●	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
●	the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could adversely affect the rights of our common stockholders or be used to deter a possible acquisition of our company;
●	the ability of our board of directors to alter our Bylaws without obtaining stockholder approval;
●	the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our Bylaws or repeal the provisions of our Charter and Bylaws regarding the election and removal of directors;
●	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
●	the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and
●	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Nasdaq Capital Market Listing

Our common stock is listed on The Nasdaq Capital Market under the symbol “NTRP”.